Friday May 3, 7:32 am Eastern Time

Press Release

SOURCE: Voyager Entertainment International, Inc.

Voyager Acquires Las Vegas Strip Site for World's Tallest Observation Ferris
Wheel

LAS VEGAS--(BUSINESS WIRE)--May 3, 2002--F.G.7-11, L.L.C., a Nevada limited liability company (seller) and Voyager Entertainment Holdings, Inc., (buyer) a special purpose entity formed for the benefit of Voyager Entertainment International, Inc., (OTCBB:VEII - news) an entertainment/development company, announces the successful signing of a Purchase and Sale Agreement to purchase 6 (six) acres of real property located on the Strip in Las Vegas, Nevada. The Property is comprised of the real property owned by F.G.7-11, L.L.C. and commonly located on the northwest corner of (3700) Las Vegas Boulevard and Harmon Avenue, between the mega resort of Bellagio Hotel Casino to the north and the property purchased for the future MGM mega resort to the south.
Richard Hannigan, President of Voyager Entertainment International, Inc. said, "This completes a ten year search and we have now purchased the last true great property available on the strip for this dynamic project. The master plan now includes a residential/time share, with a hotel partner. The amenities will include a lake with water features, numerous retail and theme restaurants, and a magnificent 22,000 sq. ft. four story Night Club and restaurant in the Eye of the Wheel, located approx. 280 feet above the Strip. At this site, we expect to achieve a wheel 560 ft. in height putting us 20 ft. over the Eiffel Tower, which is currently across the street from the Voyager Site.
The total cost of the Voyager project is expected to reach $260,000,000, which includes this land acquisition. The company has already negotiated

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preliminary financing agreements for most of the financing necessary to complete Voyager by New Year's Eve 2003. The company will seek a high line hotel partner to manage the hotel and residential part of the project. It will also seek a partner for the branding and naming rights for the two fifty feet by one hundred feet Jumbo Tron screens for advertising.
Veldon Simpson, CEO of VEII is currently in Shanghai China consummating the acquisition of the Voyager site in the Pu Dong District. The site will front the river walk Bund that currently attracts 3,500,000 tourists per day to Shanghai. Mr. Simpson has spent the greater part of the past year in Shanghai developing the plans and relationships necessary to create this international Icon. Mr. Simpson said, "It was great news to hear that the Las Vegas team had consummated the Las Vegas Strip property acquisition." The company now plans to build both wheels at the same time creating a tremendous cost benefit to the company. The financial advisors currently have plans to go to Shanghai in mid-May to arrange $75,000,000 in financing using Senior notes for the construction of the 560 feet tall "Star of Shanghai" Observation Ferris Wheel.
About Voyager Entertainment International, Inc.
Voyager Entertainment International, Inc., is an entertainment/development company that will build the "World's Largest and Tallest Observation (Ferris) Wheel". The 560-foot tall high-tech attraction will have the capacity of 7,000,000 guests per year with the average individual ride ticket of $18.00 USD. Each wheel consists of 36 sky cruisers seating 16 passengers and making a complete revolution ("the ride") every 27 minutes. Each Sky Cruiser consists of its own galley and lavatory to achieve the maximum comfort and safety for our passengers. This new concept and advanced technology far surpasses that of London Eye Ferris Wheel which has achieved the phenomenal success of approximately 4,000,000 riders per year. We continue to congratulate them on their huge success for pioneering an attraction of this magnitude and achieving 450 feet in height.

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Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Contact:

     Voyager Entertainment International, Inc., Las Vegas
     Nancy Todd Tyner, 702/845-1265
     or
     Investor Relations Services, Inc., New Smyrna Beach, FL
     Dan Kinnison, 386/409-0200
     VEII@invrel.net